AGM Group Holdings, Inc.

Room 1502-3 15/F. Connaught Commercial Building

185 Wanchai Road

Wanchai, Hong Kong

November 27, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Lauren Pierce
Jeff Kauten

Re:	AGM Group Holdings, Inc. Registration Statement on Form F-1 (the “Registration Statement”) Filed September 30, 2024 File No. 333-282420

Ms. Lauren and Mr. Jeff:

We are in receipt of the comment letter dated October 17, 2024, regarding AGM Group Holdings, Inc. (the “Company,” “AGM,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An Amendment No.1 to the Registration Statement is being filed to accompany this letter. As requested by the Staff, we have provided a response to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

Registration Statement on Form F-1

Business, page 56

1.	We note that your disclosure in your Annual Report on Form 20-F for the year ended December 31, 2023, indicates that your offerings currently include foreign exchange and futures trading platforms. Please revise to disclose clearly whether you still offer these services outside of China. If so, please tell us whether foreign exchange and futures are sold to persons in the United States and what types of securities are sold on the futures platform.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have ceased all operations of the foreign exchange and futures trading services and the platform. Despite efforts to grow the business, we had never generated any revenue from this operation in fiscal year ended December 31, 2023, 2022 or 2021 or subsequent periods, either were the services offered or sold to any persons in the United States. The disclosure regarding our business in the Registration Statement is correct. We believe the clerical error in the Annual Report on Form 20-F to state that the operations were still ongoing is immaterial because Item 5. Operating and Financial Review and Prospects and Item 18. Financial Statements (including footnotes hereto) correctly disclosed that we derive revenue from the sales of cryptocurrency mining machines and standardized computing equipment.

We hope this response has addressed the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer